April 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Todd Schiffman

Re:                             ContraVir Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-229416

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ContraVir Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m. (EDT) on Wednesday April 24, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at 212-634-3067  as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ Robert Foster

Name:	Robert Foster
Title:	Chief Executive Officer